EXHIBIT 99.1

Golar LNG Limited sells Golar Viking

HAMILTON, Bermuda, Feb. 16, 2015 (GLOBE NEWSWIRE) -- Golar LNG Ltd ("Golar" or "Company") today announced the completion of the sale and delivery of the 2005 built LNGC Golar Viking to PT Perusahaan Pelayaran Equinox ("Equinox"). The transaction has been concluded at a sale price of US$ 135 million. The vessel has been re-named "Salju" under Indonesian flag and Registry.

Under Indonesian Cabotage regulations, LNG cargoes produced and sold within Indonesia must be transported on an Indonesian flagged vessel. With an anticipated increase in domestic allocation for Indonesian produced LNG cargoes in 2015, Equinox believe the timing is right to acquire the Golar Viking and transfer the vessel to Indonesian flag.

The growth in the Indonesian domestic trade of LNG is the direct result of the recent introduction of 3 new LNG Terminals which are supplied from LNG production facilities at Bontang and Tangguh. The receiving Terminals are the FSRU Nusantara Regas Satu (commenced operations in Q2 2012) located in West Java, PGN FSRU (Q3 2014) located in Lampung and the Arun Receiving Terminal in Aceh Province, scheduled to commence operations in the first quarter of 2015.

FSRU Nusantara Regas Satu is owned and operated by PT Golar Indonesia, a joint venture company between Golar and Equinox's parent company.

The technical specification of Golar Viking, now renamed Salju, is well suited for the short haul nature of the domestic Indonesian trade. The transfer of ownership and the anticipated future employment of the vessel recognises that long haul sea borne trade will increasingly become dominated by modern, larger and more efficient vessels providing greater economies of scale. In connection with the sale, Golar has repaid a secured bank loan of approximately USD 82 million. The sale was concluded at the vessel's approximate book value as at December 31, 2014 and Golar therefore do not expect this transaction to materially impact its first quarter results for 2015.

In addition to a limited amount of equity initially invested in the transaction by Equinox, Golar have provided a bridging loan facility.  It is Equinox's intention to refinance a majority of this debt with third party debt for which Equinox already has commitments from banks.   After this, it is anticipated that approximately $53 million of the Golar debt will be outstanding, secured with a second priority security over the vessel.  This debt will have a tenure of 10 years. The return on this debt will be based on libor plus a blended margin of 4%, with a further kicker driven by the ships actual operational performance. Golar will also provide risk management support to Equinox, thereby indirectly increasing the Company's presence in the growing Indonesian domestic LNG trade.  Golar will work together with Equinox should the vessel be available for international trade in the future.

"The sale of the vessel in support of Equinox's aim of actively servicing Indonesian domestic LNG shipping demand fits with our strategy of maximizing cash flows in the currently challenging shipping environment. Golar's support to Equinox strengthens the ties we have with our long term partners in the important Indonesian market. The transaction further confirms Golar's strategy of reducing the Company's exposure to the LNG shipping market and focusing its investment in the FLNG business." said Gary Smith, CEO Golar Management. Equinox  view  this transaction as  a major step in achieving their aim of building on their long involvement in LNG and establishing Equinox as a leading, first class Indonesian LNG ship owner and operator.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management's current expectations, estimates and projections about its operations.  All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements.  Words such as "may," "could," "should," "would," "expect," "plan," "anticipate," "intend," "forecast," "believe," "estimate," "predict," "propose," "potential," "continue," or the negative of these terms and similar expressions are intended to identify such forward-looking statements.  These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict.  Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.  You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Unless legally required, Golar undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are:  changes in LNG, FSRU and FLNGV market trends, including charter rates, ship values and technological advancements; changes in the supply and demand for LNG; changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs; and FLNGVs; changes in Golar's ability to retrofit vessels as FSRUs and FLNGVs, Golar's ability to obtain financing for such retrofitting on acceptable terms or at all and the timing of the delivery and acceptance of such retrofitted vessels; increases in costs; changes in the availability of vessels to purchase, the time it takes to construct new vessels, or the vessels' useful lives; changes in the ability of Golar to obtain additional financing; changes in Golar's relationships with major chartering parties; changes in Golar's ability to sell vessels to Golar LNG Partners LP; Golar's ability to integrate and realize the benefits of acquisitions; changes in rules and regulations applicable to LNG carriers, FSRUs and FLNGVs; changes in domestic and international political conditions, particularly where Golar operates; as well as other factors discussed in Golar's most recent Form 20-F filed with the Securities and Exchange Commission.  Unpredictable or unknown factors also could have material adverse effects on forward-looking statements.

Enquiries:

Golar Management Limited: + 44 207 063 7900

Brian Tienzo

Stuart Buchanan